UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

Arch Resources, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-13105	43-0921172
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation or organization)	Number)	Identification Number)

One CityPlace Drive
Suite 300
St. Louis
Missouri	63141
(Address of principal executive offices)	(Zip code)
Matthew C. Giljum Senior Vice President and Chief Financial Officer (314)994-2700 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _____.

 ☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

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SECTION 2. RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

SECTION 3. EXHIBITS

Item 3.01 Exhibit

2.01 – Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL)

99.1 – Resource Extraction Payment Report as by Item 2.01 of this Form

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Arch Resources, Inc.

By:	/s/ Matthew C. Giljum
Matthew C. Giljum
Senior Vice President and Chief Financial Officer (On behalf of the registrant)

September 10, 2024